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FEB 27 2014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cambria Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 E. Winchester Street, Suite 200
(No. and Street)

Salt Lake City	UT	84107-7596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane R. Philbrick 801-320-9607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QQ 3/14/14

OATH OR AFFIRMATION

I, Shane R. Philbrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambria Capital, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

MELANIE BELLOWS
Notary Public • State of Utah
Commission # 661661
My Commission Expires
December 31, 2016

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cambria Capital, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2013

Cambria Capital LLC
488 E. Winchester Street, Suite 200
Salt Lake City, UT 84107

Subject: 2013 Annual Report

Please find attached your copy of the 2013 Annual Report of Cambria Capital LLC.

This report has been prepared by an independent certified public accountant and contains a summary of Cambria Capital LLC's financial activity for the year ended December 31, 2013.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,

Shane Philbrick
President
Cambria Capital LLC

Date signed 2/9/2014

Cambria Capital, LLC

CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITOR'S REPORT

To the Sole Member of Cambria Capital LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Cambria Capital LLC (the "Company"), which comprise the statement of financial condition and condensed schedule of investments as of December 31, 2013, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambria Capital LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 28, 2014

Cambria Capital, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Assets		
Cash and cash equivalents	$	48,585
Securities available-for-sale		710,395
Commissions receivable		55,914
Deposits with clearing brokers		32,181
Property and equipment, net		8,699
Other assets		24,801
Total assets	$	880,575
Liabilities and members' equity		
Liabilities		
Accrued liabilities	$	8,050
Due to members		41,317
Commissions payable		481
Total liabilities		49,848
Members' equity		
Members' equity		120,392
Accumulated other comprehensive gain		710,335
Total members' equity		830,727
Total liabilities and members' equity	$	880,575

See accompanying notes to financial statements.

Cambria Capital, LLC

STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2013		
Revenue		
Commissions and fees	$	1,072,749
Net unrealized gain (loss) from securities		(480)
Other income		44,699
Total revenue		1,116,968
Expenses		
Commission expense		441,160
Officers' salary		122,602
Clearing charges		319,821
Management fees		95,472
General and administrative		58,990
Payroll expenses		108,794
Professional fees		22,092
Regulatory fees and expenses		29,793
Total expenses		1,198,724
Net loss	$	(81,756)
Other comprehensive income		
Unrealized gain on securities available-for-sale	$	710,335
Other comprehensive income		710,335
Total comprehensive income	$	628,579

See accompanying notes to financial statements.

Cambria Capital, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2013

		Total
Members' equity, beginning of year	$	187,148
Member contributions		15,000
Member withdrawals		-
Comprehensive income		
Net loss		(81,756)
Other comprehensive income		710,335
Members' equity, end of year	$	830,727

See accompanying notes to financial statements.

Cambria Capital, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2013

Cash flows from operating activities		
Net loss	$	(81,756)
Adjustments to reconcile net income (loss) to net cash provided by (used) in operating activities:		
Depreciation expense		4,640
Unrealized loss from marketable securities		480
Changes in assets and liabilities:		
Commissions receivable		21,069
Deposits with clearing broker		(2,753)
Other assets		(1,574)
Accrued liabilities		5,763
Due to member		(16,079)
Commissions payable		(402)
Net cash provided by (used in) operating activities		(70,612)
Cash flows from investing activities		
Purchases of property and equipment		(1,773)
Net cash provided by (used in) investing activities		(1,773)
Cash flows from financing activities		
Capital contributions		15,000
Net cash provided by (used in) financing activities		15,000
Net change in cash and cash equivalents		(57,385)
Cash and cash equivalents, beginning of year		105,970
Cash and cash equivalents, end of year	$	48,585

Supplemental disclosures		
Schedule of noncash investing transactions		
Other comprehensive income - unrealized gain on securities available-for-sale	$	710,335

See accompanying notes to financial statements.

Cambria Capital, LLC

CONDENSED SCHEDULE OF INVESTMENTS

December 31, 2013

	Number of Shares	Percentage of Members' Equity	Fair Value
Securities available-for-sale, at fair value			
Common stocks			
United States			
Energy			
Summer Energy Holdings, Inc.	340,000	83.9 %	$ 697,000
Other		0.0	60
Total common stocks (cost $0)		83.9 %	$ 697,060
Warrants			
United States			
Other		1.6 %	$ 13,335
Total warrants (cost $0)		1.6 %	$ 13,335
Total securities available-for-sale, at fair value (cost $0)		85.5 %	$ 710,395

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Cambria Capital, LLC (the "Company") was formed as a limited liability company on July 20, 2004 and commenced operations on May 12, 2005. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), National Futures Association, and is registered with the Securities and Exchange Commission and Commodities and Futures Trading Commission. The Company's sole member is Cambria Asset Management, LLC (the "Sole Member"). The Company is a Guaranteed Introducing Broker Dealer introducing accounts to its Futures Commission Merchant ("FCM"). Accordingly, all futures and commodities customer transactions are executed and settled on behalf of the Company by its FCM. The FCM performs all services customarily incident to the futures and commodities transactions thereto, including the preparation and distribution of futures and commodities customers' confirmations and statements and maintenance margin requirements.

The Company, under rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear securities customer accounts. Accordingly, all securities customer transactions are executed and cleared on behalf of the Company by its securities clearing broker on a fully disclosed basis. The Company's agreement with its securities clearing broker provides that as securities clearing broker, that firm will make and keep such records of the transactions effected and cleared in the securities customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of securities customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self- Regulatory Organizations of which the Company is a member.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash

The Company maintains its cash balances with one financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts.

1. Nature of operations and summary of significant accounting policies (continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives for furniture and equipment range from three to seven years.

Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Securities Available-For-Sale

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Fund's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Fund's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

Fair Value- Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value- Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table presents information about the Company's assets measured at fair value as of December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Securities available-for-sale	$ -	$ 710,395	$ -	$ 710,395

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value- Definition and Hierarchy (continued)

As of December 31, 2013, the Company had investments in Level 2 within the fair value hierarchy. During the year ended December 31, 2013 there was a transfer out of Level 1 into Level 2 of $60. The Company's remaining Level 2 investments were obtained pursuant to cashless warrant exercise and positive valuation of warrants owned which previously had a zero or negative value based on Black-Scholes calculations.

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company is a limited liability company and has elected to be treated as a partnership for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes as the net income of the Company is included in the income tax return of the Sole Member.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2013. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Clearing agreements

The Company introduces its securities customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker. That account serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

The Company introduces its commodities/futures customer transactions to a Futures Commission Merchant with which it has a Guaranteed Introducing Broker relationship for execution and clearance in accordance with the terms of a Guaranteed Introducing Broker agreement. In connection therewith, the Company is required to maintain a collateral account with its futures commission merchant. That account serves as collateral for any losses that the futures commission merchant may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their commodities/futures transactions.

	Commission Receivable	Deposits
Securities	$ 55,219	$ 25,039
Futures	695	7,142
	$ 55,914	$ 32,181

3. Financial instruments with off-balance-sheet risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction. The Company's financial instruments, including cash, receivables, deposits, other assets, and liabilities are carried at amounts that approximate fair value due to the short-term nature of those instruments.

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $50,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2013, the Company's adjusted net capital was $79,650 which exceeded the requirement by $29,650. At December 31, 2013, ratio of aggregate indebtedness to net capital schedule is 0.63 to 1.

5. Related party transactions

The Company has a management agreement with the Sole Member whereby the Company is provided office space and administrative support. During the year ended December 31, 2013, the Company paid $95,472 to the Sole Member for these services. At December 31, 2013, the Company also had a payable to the Sole Member of $41,317.

6. Changes in accumulated comprehensive income by component

	Unrealized Gains and Losses on Available-for-Sale Securities
Beginning balance	$ -
Net current-period other comprehensive income	710,335
Ending balance	$ 710,335

7. Subsequent events

These financial statements were approved by management and available for issuance on January 28, 2014. As of the report date, the company has an unrealized loss on securities available-for-sale of approximately $119,000.

Cambria Capital, LLC

SUPPLEMENTAL INFORMATION

December 31, 2013

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital		$ 830,727
Non allowable assets		
Securities available-for-sale	710,395	
Deposits with clearing brokers	7,182	
Property and equipment, net	8,699	
Other assets	24,801	
Less: Non allowable assets		(751,077)
Net capital		79,650
Haircut on securities		-
Adjusted net capital		79,650
Net minimum capital requirement of 6.67% of aggregate indebtedness of $49,848 or $50,000 whichever is greater		50,000
Excess net capital		$ 29,650

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2013	$ 79,650
No reconciling items	-
Net capital per above computation	$ 79,650

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2013.

Cambria Capital, LLC

SUPPLEMENTAL INFORMATION

December 31, 2013

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2013

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Member
Cambria Capital LLC
Salt Lake City, UT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Cambria Capital LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cambria Capital LLC's compliance with the applicable instructions of Form SIPC-7. Cambria Capital LLC's management is responsible for Cambria Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
January 28, 2014

☆ AMENDMENT ☆

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066768 FINRA DEC
CAMBRIA CAPITAL LLC 17*17
488 E WINCHESTER ST STE 200
SALT LAKE CITY UT 8417-7596

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SHANE R. PHILBRICK 801-320-9607

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 1,829
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/30/2013 Date Paid	(695)
C.	Less prior overpayment applied 327 overpayment + 796 paid on 1/23/14	(1123)
D.	Assessment balance due or (overpayment)	11
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 11
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 11	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CAMBRIA CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of JANUARY, 20 14.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning [illegible]
and ending [illegible]

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,827,304
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	86,919
(2) Revenues from commodity transactions.	36,692
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	262,352
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	709,854
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 0 (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,095,817
2d. SIPC Net Operating Revenues	$ 731,487
2e. General Assessment @ .0025	$ 1,829

(to page 1, line 2.A.)

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

Member
Cambria Capital LLC

In planning and performing our audit of the financial statements of Cambria Capital LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 28, 2014